UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Globavend Holdings Limited (the “Company”), a Cayman Islands exempted company, held its extraordinary general meeting of the shareholders of the Company (the “Meeting”) on April 28, 2025, at 10:00 a.m. (Eastern Time) by way of a virtual shareholders meeting conducted exclusively via a live audio and video webcast. Holders of a total of 12,464,465 the Company’s ordinary shares (the “Ordinary Shares”), which represented 83.21% of the votes of the outstanding Ordinary Shares in the Company as of the record date of April 7, 2025, were represented in person or by proxy, voted at the meeting and therefore constituted a quorum. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. “THAT AS A SPECIAL RESOLUTION with effect from the second business day (meaning a day, excluding Saturdays, Sundays and legal holidays, on which the commercial banks in the City of New York are required to open for business throughout their normal business hours) following the date of passing this resolution:

(a) the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each (the “Increase”);

(b) the designation of existing issued shares of US$0.001 par value each of the Company as ordinary shares shall remain unchanged;

(c) the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The proposed resolution was approved as follows:

For	Against	Abstain
12,447,268	16,797	400

2. “THAT with effect from such date as determined by the board of directors of the Company by no later than 27 April 2026 (Eastern Time) (the “Effective Date”):

(a) such number between every two (2) to every two hundred and fifty (250) issued and unissued shares in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by no later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Share Consolidation”);

(b) the board of directors of the Company be and is hereby granted with fully authority to determine the Consolidation Ratio by no later than the Effective Date failing which this resolution shall not take any effect;

(c) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The proposed resolution was approved as follows:

For	Against	Abstain
12,441,767	16,797	5,901

Annex I that sets out the form of the New M&A has been attached to the Company’s report of foreign private issuer on Form 6-K furnished on April 10, 2025 as Exhibit 99.2, and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: April 28, 2025